					Exhibit 12.2

SL Green Operating Partnership, L.P.
Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions
(Dollars in Thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings
Income from continuing operations	$233,415	$253,186	$142,493	$99,479	$57,362
Joint venture cash distributions	370,759	176,049	438,041	86,631	219,021
Interest	320,957	325,399	331,439	329,752	331,969
Amortization of interest capitalized	40	549	305	44	44
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(574)	(1,497)	(1,109)	(2,054)	(1,850)
Amortization of loan costs expensed	24,564	27,348	22,811	16,695	19,450
Portion of rent expense representative of interest	30,588	29,375	32,522	35,100	32,714
Total earnings	$979,749	$810,409	$966,502	$565,647	$658,710

Fixed Charges and Preferred Unit Distributions
Interest	$320,957	$325,399	$331,439	$329,752	$331,969
Interest capitalized	24,067	31,108	26,676	11,853	12,218
Amortization of loan costs expensed	24,564	27,348	22,811	16,695	19,450
Preferred stock dividends	14,950	14,952	14,952	21,881	30,411
Portion of rent expense representative of interest	30,588	29,375	32,522	35,100	32,714
Total fixed charges and Preferred Stock dividends	$415,126	$428,182	$428,400	$415,281	$426,762

Ratio of earnings to combined fixed charges and Preferred Unit distributions	2.36	1.89	2.26	1.36	1.54

The ratios of earnings to combined fixed charges and preferred unit distributions were computed by dividing earnings by fixed charges. For the purpose of calculating the ratios, the earnings have been calculated by adding fixed charges to income from continuing operations before adjustment for noncontrolling interests plus distributions from unconsolidated joint ventures, excluding gains or losses from sale of property, purchase price fair value adjustments, gains and losses on equity investment and the cumulative effect of changes in accounting principles. With respect to SL Green Operating Partnership, L.P., fixed charges and preferred stock distributions consist of interest expense including the amortization of debt issuance costs, rental expense deemed to represent interest expense and preferred distributions paid on its 7.625% Series C, its 7.875% Series D and its 6.50% Series I cumulative redeemable Preferred Units.